UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated May 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: May 6, 2011

Press release

Elster Reports First Quarter 2011 Results

—Global demand spurs revenue growth in all segments—

—Gas segment drives performance—

—Contracted future revenues up 39.8 percent year-over-year—

ESSEN, Germany, May 6, 2011 – Elster Group SE (NYSE: ELT) today announced results for the first quarter ended March 31, 2011. First quarter 2011 highlights include:

•	First quarter revenues of $443.9 million, up 11.5 percent year-over-year (up 11.0 percent on a constant currency basis1)

•	First quarter adjusted EBITDA2 of $62.2 million, adjusted EBITDA margin2 of 14.0 percent

•	First quarter GAAP earnings per ADS of $0.21

•	Contracted future revenues3 of more than $1,050 million at March 31, 2011

“The steady growth we saw in the first quarter across our segments, and the sequential and year-over-year growth in Elster’s contracted future revenues highlights the broad-based demand we are seeing for our metering products and Smart Grid solutions and positions the company very well to take advantage of the numerous potential growth opportunities in our sector,” said Simon Beresford-Wylie, chief executive officer of Elster.

Elster’s first quarter 2011 (1Q 2011) revenues were $443.9 million, up $45.7 million, or 11.5 percent, over the first quarter 2010 (1Q 2010), and up 11.0 percent on a constant currency basis. Strong gas segment performance was supported by solid growth in the electricity and water segments.

Elster recorded adjusted EBITDA of $62.2 million in 1Q 2011, up 8.2 percent compared to 1Q 2010. 1Q 2011 GAAP net income attributable to Elster Group SE was $23.9 million, or $0.21 per ADS. Non-GAAP net income4, which excludes the amortization of purchase price allocation (PPA) after income taxes, was $30.0 million in 1Q 2011. This compares with $5.2 million in 1Q 2010.

Gross margin for 1Q 2011 was 33.0 percent compared to 29.4 percent in 1Q 2010. A more favorable overall product and geographic sales mix contributed to the increase in gross margin. Additionally, 1Q 2010 was negatively affected by an inventory write-down related to the termination of business with a distributor in the electricity segment.

Total operating expenses increased by $10.5 million, or 11.0 percent to $105.8 million in 1Q 2011, up from $95.3 million in 1Q 2010. Higher sales volumes and rising investment in marketing, particularly for Elster’s Smart Offerings5, accounted for the increase in selling expenses. Elster’s continuous investment in Smart Offerings also drove the increased year-over-year research and development expenses. The increase in general and administrative expenses resulted mainly from the now fully established new corporate structure as a public company, which was only at a nascent stage last year.

Elster Segment Results

Gas

Gas revenues in 1Q 2011 of $255.7 million reflect a 17.2 percent increase versus 1Q 2010, and segment profit of $64.8 million grew 25.1 percent compared to 1Q 2010. 1Q 2011 segment profit margin6 increased from 23.7 percent to 25.3 percent year-over-year.

Gas segment revenue and profitability in 1Q 2011 reflects an improved global economic environment and buoyant markets. Revenues were significantly higher in most major markets, highlighted by particular strength in Western Europe and, to a lesser extent, North America. Continued strong performance from the gas utilization product portfolio also contributed to the results. Favorable overall product mix drove improved gas segment profit in spite of increased research and development investments in new products.

Electricity

Electricity revenues in 1Q 2011 of $99.4 million reflect an increase of 9.7 percent versus 1Q 2010. Segment profit of $3.7 million declined 40.3 percent compared to 1Q 2010. 1Q 2011 segment profit margin declined from 6.8 percent to 3.7 percent year-over-year.

1Q 2011 electricity segment revenues reflect strong growth in markets across Europe, which offset modest weakness in North America. Electricity segment profitability was impacted primarily by the continued investment in the Smart Offerings-focused sales force and by continued investment in new products, particularly in Europe and North America.

Water

Water revenues in 1Q 2011 of $96.4 million reflect a 2.6 percent increase versus 1Q 2010, and water segment profit of $7.2 million declined 15.3 percent compared to 1Q 2010. 1Q 2010 water segment profit margin declined from 9.0 percent to 7.5 percent year-over-year.

1Q 2011 water segment revenues were driven by considerable growth in Western Europe and Oceania, which were offset by weaker revenues in selected North America markets. Product and geographic mix impacted 1Q 2011 water segment profitability, as Elster also continued to invest in the development of new products.

1	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

2
A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue.

3
Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

4	A reconciliation of Non-GAAP net income to GAAP net income is available at the end of this press release.

5	Elster defines Smart Offerings as automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use therein.

6	Segment profit margin is segment profit as a percentage of segment revenues.

Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Friday, May 6, 2011 on the company's website. To access the live webcast, please log on to the investors section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-234-9960 and using confirmation number 201986.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Friday, May 20, 2011. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 201986.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the recent earthquake and tsunami in Japan; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

Elster Group SE

Condensed Consolidated Statement of Operations

	Three Months Ended March 31,
(unaudited, in millions, except per share data)	2011	2010
Revenues	$443.9	$398.2
Cost of revenues	-297.4	-281.0
Gross profit	$146.5	$117.1

Operating expenses
Selling expenses	-44.1	-40.1
General and administrative expenses	-37.1	-36.5
Research and development expenses	-26.2	-20.7
Other operating income (expenses), net	1.6	2.0
Operating income	$40.7	$21.9

Non-operating expenses
Interest expense, net	-6.9	-21.5
Other income, net	1.1	0.5
Total non-operating expenses	$-5.8	$-20.9

Income before income tax	$34.9	$1.0
Income tax expense	-10.0	-1.5
Net income (loss)	$24.9	$-0.5
Net income attributable to noncontrolling interests	1.0	0.4
Net income (loss) attributable to Elster Group SE	$23.9	$-0.9

Weighted average number of shares outstanding
Basic	28,220,041	16,320,750
Diluted	28,239,033	16,320,750
Weighted average number of ADS outstanding
Basic	112,880,164	65,283,000
Diluted	112,956,132	65,283,000

Basic income (loss) per share	$0.85	$-0.44
Diluted income (loss) per share	$0.85	$-0.44

Basic income (loss) per ADS	$0.21	$-0.11
Diluted income (loss) per ADS	$0.21	$-0.11

Elster Group SE

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2011	2010
	(unaudited)
(in millions)
Assets
Current assets
Cash and cash equivalents	$266.8	$216.3
Accounts receivable	303.2	292.4
Inventories	168.1	154.5
Other current assets	111.6	104.5
Total current assets	$849.6	$767.8

Noncurrent assets
Property, plant and equipment, net	210.5	202.9
Other intangible assets, net	213.9	216.4
Goodwill	972.7	937.0
Other noncurrent assets	47.4	40.2
Total noncurrent assets	$1,444.5	$1,396.5
Total assets	$2,294.1	$2,164.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13.9	$13.5
Payroll, bonuses and related accruals	62.5	57.8
Short-term debt and current portion of long-term debt	28.4	18.0
Accounts payable	224.9	204.3
Warranties	32.4	31.6
Deferred tax liabilities	7.4	6.7
Other current liabilities	101.1	96.4
Total current liabilities	$470.7	$428.3

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	143.7	137.5
Payroll, bonuses and related accruals	1.4	1.3
Long-term debt, less current portion	852.6	822.4
Deferred tax liabilities	67.2	60.7
Other noncurrent liabilities	61.7	57.8
Total noncurrent liabilities	$1,126.7	$1,079.7
Total liabilities	$1,597.4	$1,508.0

Equity
Total equity attributable to Elster Group SE	687.6	640.7
Noncontrolling interests	9.2	15.5
Total equity	$696.8	$656.2
Total liabilities and equity	$2,294.1	$2,164.3

Elster Group SE

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(unaudited, in millions)	2011	2010
Cash flows from operating activities	$47.2	$5.6

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-10.9	-9.2
Proceeds from disposals of property, plant and equipment and intangible assets	0.8	0.8
Net cash flow used in investing activities	$-10.1	$-8.5

Cash flows from financing activities
Proceeds from bank borrowings	7.4	37.6
Repayment of bank borrowings	0.0	-19.3
Repayment of capital lease obligations	-0.3	-0.3
Dividends to noncontrolling interests	-6.3	0.0
Net cash flow from financing activities	$0.8	$18.0

Net increase in cash and cash equivalents	$37.9	$15.2
Effect of exchange rate fluctuations on cash held	12.5	-1.1
Cash and cash equivalents at January 1	216.3	75.4
Cash and cash equivalents at March 31	$266.8	$89.5

Income taxes paid	5.9	4.1
Interest paid	4.2	0.5

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended March 31,
(unaudited, in millions)	2011	2010	2011	2010	2011	2010
Total revenues	$255.7	$218.2	$99.4	$90.6	$96.4	$94.0
thereof to external customers	255.3	217.2	95.1	87.6	93.5	93.3
thereof to other segments	0.5	1.0	4.4	3.0	2.9	0.6
Segment profit	$64.8	$51.8	$3.7	$6.2	$7.2	$8.5

Elster Group SE

Reconciliations of non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, net income before amortization of purchase price allocation, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

Reconciliation of Adjusted EBITDA to Net income

	Three Months Ended March 31,
(unaudited, in millions)	2011	% of revenues	2010	% of revenues

Net income (loss)	$24.9	5.6%	$-0.5	-0.1%
Income tax expense	10.0		1.5
Interest expense, net	6.9		21.5
Depreciation and amortization	20.6		21.7
Foreign currency exchange effects	-1.5		-0.6
Management equity program	0.0		0.7
Expenses for preparation to become a public company	0.0		3.3
Employee termination and exit costs	0.1		0.3
Business process reengineering and reorganization costs	0.8		0.0
IT project costs	0.3		0.7
Effects of termination of a distributor	0.0		9.0
Adjusted EBITDA	$62.2	14.0%	$57.5	14.4%

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Three Months Ended March 31,
(unaudited, in millions)	2011	2010
Cash flows from operating activities	$47.2	$5.6
Purchases of property, plant and equipment and intangible assets	-10.9	-9.2
Free cash flow	$36.3	$-3.6

Reconciliation of Non-GAAP Net Income to GAAP Net Income

	Three Months Ended March 31,
	2011	2010
(unaudited, in millions)
Net income (loss)	$24.9	$-0.5
Amortization of purchase price allocations	7.6	8.5
Less: income taxes on amortization of purchase price allocation (PPA)	-2.5	-2.8
Net income before amortization of PPA	$30.0	$5.2